Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-131898
Discover Bank has filed a registration statement, as amended, (including a prospectus) (Registration No. 333-131898)
with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Discover Bank has filed with the SEC for complete information about
Discover Bank, the issuing trust, and this offering. You may get these documents for free by visiting EDGAR on the SEC
Web site at www.sec.gov. Alternatively, Discover Bank, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649.
SERIES TERM SHEET DATED MARCH 27, 2007
DISCOVER® CARD MASTER TRUST I, SERIES 2007-2
$[750,000,000] Floating Rate Class A Credit Card Pass-Through Certificates
$[39,474,000] Floating Rate Class B Credit Card Pass-Through Certificates
DISCOVER BANK
Master Servicer, Servicer and Seller
     The certificates represent interests in the Discover Card Master Trust I. The certificates are not obligations of Discover Bank or any of its affiliates, and neither the certificates nor the underlying credit card receivables are insured or guaranteed by any governmental agency. Before you invest, we urge you to read the prospectus supplement for Series 2007-1, filed pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended, by Discover Bank on February 21 , 2007, which can be accessed at http://www.sec.gov/Archives/edgar/data/894327/000095013707002788/c12544b5e424b5.htm. You should also read the static pool data of Discover Card Master Trust I which can be accessed at http://www.discoverfinancial.com/absdata. The prospectus supplement for Series 2007-1 and the static pool data for Discover Card Master Trust I are considered to be part of this series term sheet. Series 2007-2 will not be comprised of any subseries. The economic terms set forth in this series term sheet and any information in this series term sheet that is later than or inconsistent with the information in the prospectus and prospectus supplement for Series 2007-1 supersede the economic terms and such information in the prospectus and prospectus supplement for Series 2007-1.
     The SEC allows us to incorporate by reference information we file with it, which means that we can disclose important information to you by referring you to those documents. We are incorporating by reference the Registration Statement on Form S-3, as amended, Registration No. 333-131898, filed by Discover Bank and the trust for the offering to which this communication relates. In addition, we incorporate by reference to this term sheet the following reports and documents filed by Discover Bank on behalf of the trust pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended:
     (1) the trust’s Annual Report on Form 10-K for the year ended November 30, 2006;
     (2) the trust’s Monthly Reports on Form 10-D filed since November 30, 2006; and
     (3) the trust’s Current Reports on Form 8-K filed since November 30, 2006.
     You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. We file reports with the SEC under the name Discover Card Master Trust I, Commission file number 000-23108. The information incorporated by reference is considered to be part of this series term sheet. As a recipient of this series term sheet, you may request a copy of any document we incorporate by reference, except exhibits to the documents, unless the exhibits are specifically incorporated by reference, at no cost, by calling Discover Bank, as master servicer, at (302) 323-7434.
     We have prepared this series term sheet solely for informational purposes. Discover Bank may not offer or sell the certificates in any state where the offer or sale is prohibited. The underwriters may hold or trade securities of the trust or Discover Bank and may also perform investment banking services for the trust and Discover Bank.
MORGAN STANLEY
BANC OF AMERICA SECURITIES LLC
BARCLAYS CAPITAL
DEUTSCHE BANK SECURITIES
RBC CAPITAL MARKETS
RBS GREENWICH CAPITAL

     This free writing prospectus does not contain all information that is required to be included in the prospectus and prospectus supplement.
     The information in this series term sheet will be superseded in its entirety by any similar information for Series 2007-2 we may subsequently provide prior to the Time of Sale, as defined below. The Time of Sale is expected to be at or around [___] P.M. New York City time on March [●], 2007 (the “Time of Sale”), the time at which the Terms Agreement for Series 2007-2 is expected to be executed among Discover Bank and the underwriters for Series 2007-2 (the “Terms Agreement”) and commitments to purchase certificates are expected first to be made.
     This series term sheet may not be distributed to Private Customers as defined by the U.K. Securities and Futures Authority.
IMPORTANT NOTICE REGARDING THE CONDITIONS FOR THIS OFFERING OF ASSET-BACKED SECURITIES
     The asset-backed securities referred to in these materials are being offered when, as and if issued. In particular, you are advised that asset-backed securities, and the asset pools backing them, are subject to modification or revision (including, among other things, the possibility that one or more classes of securities may be split, combined or eliminated), at any time prior to issuance or availability of a final prospectus. As a result, you may commit to purchase securities that have characteristics that may change, and you are advised that all or a portion of the securities may not be issued that have the characteristics described in these materials. Our obligation to sell securities to you is conditioned on the securities and the underlying transaction having the characteristics described in these materials. If we determine that condition is not satisfied in any material respect, we will notify you, and neither the issuer nor the underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.
IMPORTANT INFORMATION AND IRS CIRCULAR 230 NOTICE
     This material has been prepared for information purposes to support the promotion or marketing of the transaction or matters addressed herein. This is not a research report and was not prepared by the Morgan Stanley research department. It was prepared by Discover Bank or Morgan Stanley sales, trading, banking, or other non-research personnel. This material was not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under U.S. federal tax laws. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor. Past performance is not necessarily a guide to future performance. Please see additional important information and qualifications at the end of this material.
IMPORTANT NOTICE RELATING TO AUTOMATICALLY GENERATED EMAIL DISCLAIMERS
ANY LEGENDS, DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR IN OR AT THE BOTTOM OF THE EMAIL COMMUNICATION TO WHICH THIS MATERIAL IS ATTACHED ARE NOT APPLICABLE TO THESE MATERIALS AND SHOULD BE DISREGARDED. SUCH LEGENDS, DISCLAIMERS OR OTHER NOTICES HAVE BEEN AUTOMATICALLY GENERATED AS A RESULT OF THESE MATERIALS HAVING BEEN SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Title of Securities	Discover Card Master Trust I, Series 2007-2 Floating Rate Class A Credit Card Pass-Through Certificates and Discover Card Master Trust I, Series 2007-2 Floating Rate Class B, Credit Card Pass-Through Certificates.

Interest Rate	Class A Certificates: LIBOR plus ___% per year.

Class B Certificates: LIBOR plus ___% per year.

The trustee will calculate interest on the certificates on the basis of the actual number of days elapsed and a 360-day year.

“LIBOR” will mean the London interbank offered rate for one-month United States dollar deposits, determined two business days before the start of each interest accrual period.

Time of Sale	The time of sale is expected to be at or around [_:__] P.M. New York City time on March [●], 2007, the time at which the Terms Agreement for Series 2007-2 is expected to be executed among Discover Bank and the underwriters for Series 2007-2 and commitments to purchase certificates are expected first to be made.

Interest Payment Dates	The 15th day of each month, or the next business day, beginning in May 2007.

Expected Maturity Dates and Average Lives	Class A Certificates: March 17, 2014, or the next business day. If an Amortization Event occurs, the trust will pay principal monthly and the final principal payment may be made before or after March 17, 2014. Assuming (i) closing occurs on April [4], 2007, (ii) no Amortization Event occurs and (iii) payment will be made in full on the expected maturity date and adjusting for weekends and holidays, the average life is expected to be [6.95] years.

Class B Certificates: April 15, 2014, or the next business day. If an Amortization Event occurs, the trust will pay principal monthly and the final payment of principal may be made either before or after April 15, 2014. The trust must generally pay all Class A principal before it pays any Class B principal. Assuming (i) closing occurs on April [4], 2007, (ii) no Amortization Event occurs and (iii) payment will be made in full on the expected maturity date and adjusting for weekends and holidays, the average life is expected to be [7.03] years.

The average life calculations for each class of certificates are based on a 360-day year of twelve 30-day months.

An “Amortization Event” is an event that will cause the trust to begin repaying principal on a monthly basis.

Minimum Monthly Payment Rates	In order to repay the principal of the certificates in full at their applicable expected maturities, the trust will need a minimum monthly payment rate of 9.11% for the Class A Certificates and a minimum monthly payment rate of 6.26% for the Class B
This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

Certificates, assuming (i) an annual yield of 16.10%, (ii) a net charge-off rate of 4.04% per year, (iii) that the Principal Receivables in the trust remain above the Minimum Principal Receivables Balance (described below), (iv) the series is not receiving collections or income originally allocated to another series, (v) no Amortization Event occurs and (vi) the master servicer does not elect to delay the commencement of the period during which it allocates collections to repay the principal of the certificates.

Minimum Principal Receivables Balance	The “Minimum Principal Receivables Balance” is an amount equal to the minimum principal receivables balances for each series, including each subseries, then outstanding. As of March 27, 2007, after giving effect to the issuance of Series 2007-2, the Minimum Principal Receivables Balance for the trust would be $[30,164,676,344.09]. The actual amount of Principal Receivables in the trust as of February 28, 2007 exceeds this amount by $[5,138,626,494.98]. The excess of Principal Receivables over the Minimum Principal Receivables Balance as of such date reflects [14.56]% of the total amount of Principal Receivables in the trust.

“Principal Receivables” are amounts owing by obligors under accounts that are allocated to the trust, excluding periodic finance charges and other charges and fees. References to “Accounts” in this series term sheet will mean accounts that are allocated to the trust.

Series Termination Date	The Series Termination Date is the last day on which the trust will pay principal on the certificates.

The Series Termination Date is the first business day following September 15, 2016, or if September 15, 2016 is not a business day, the second business day following September 15, 2016.

Subordination of Class B Certificates
(Class A Credit Enhancement)	The Class B Certificates are subordinated to the Class A Certificates, up to a specified dollar amount, known as the “Available Subordinated Amount.”

Available Subordinated Amount	Initially, equal to 12.5% of the Series Initial Investor Interest, which may be reduced, reinstated or increased from time to time. The Available Subordinated Amount will increase by:

• 0.5% of the Series Initial Investor Interest after a Supplemental Credit Enhancement Event, if Discover Bank has not made an Effective Alternative Credit Support Election;

• 4.5% of the Series Initial Investor Interest after an Effective Alternative Credit Support Election, if a Supplemental Credit Enhancement Event has occurred; or
This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

• 5.0% of the Series Initial Investor Interest after an Effective Alternative Credit Support Election, if a Supplemental Credit Enhancement Event has not occurred.

The “Series Initial Investor Interest” is equal to the total initial principal amount of the Floating Rate Class A Certificates plus the total initial principal amount of the Floating Rate Class B Certificates. If additional certificates are issued after the initial issuance date for Series 2007-2, the “Series Initial Investor Interest” will be deemed to include the initial principal amount of the additional certificates from and after the date of such additional issuance.

A “Supplemental Credit Enhancement Event” will occur the first time Standard & Poor’s Ratings Services withdraws the long-term debt or deposit rating of Discover Bank, or an additional seller, if any, or reduces this rating below BBB-.

“Effective Alternative Credit Support Election” will mean an effective election made by Discover Bank to change the way in which the trust allocates finance charge collections. To make this election, Discover Bank must arrange for the deposit of additional funds into the cash collateral account, discussed below, as appropriate.

Cash Collateral Account (Class B Credit Enhancement)	Discover Bank will arrange to have a cash collateral account established and funded with an amount equal to 7.5% of the Series Initial Investor Interest for the direct benefit of the Class B investors, the “Credit Enhancement Account,” on the date the certificates are issued. The trustee may withdraw funds from this account to reimburse the Class B investors for amounts that would otherwise reduce their interest in the trust or affect their interest payments.

The amount on deposit in this account may decrease or increase on future Distribution Dates. A “Distribution Date” is the 15th calendar day of each month, or the next business day, beginning in May 2007.

The maximum amount of Credit Enhancement as of any Distribution Date will be: Before a Supplemental Credit Enhancement Event or an Effective Alternative Credit Support Election

• 7.5% of the Series Investor Interest as of the end of the preceding month, but not less than 1% of the Series Initial Investor Interest; or

After a Supplemental Credit Enhancement Event but before an Effective Alternative Credit Support Election

• 8.0% of the Series Investor Interest as of the end of the preceding month, but not less than 1% of the Series Initial Investor Interest; or
This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

After an Effective Alternative Credit Support Election

• 12.5% of the Series Investor Interest as of the end of the preceding month, but not less than 1% of the Series Initial Investor Interest.

However, if an Amortization Event has occurred, the maximum amount of Credit Enhancement will be the amount on deposit in the Credit Enhancement Account on the Distribution Date immediately before the Amortization Event occurred.

“Series Investor Interest” will mean the Series Initial Investor Interest minus

• the amount of principal collections on deposit for the benefit of investors,

• the amount of losses of principal on investments of principal collections on deposit for the benefit of investors,

• the aggregate amount of principal previously paid to investors, and

• the aggregate amount of investor losses resulting from accounts in which the receivables have been charged-off as uncollectible, after giving effect to all provisions in the Series Supplement to reimburse these charged-off amounts.

The Receivables	The receivables in the Accounts included in the trust as of February 28, 2007 totaled $35,794,396,730.79.

Interchange	The series will be eligible for allocations and reallocations of interchange. Series issued prior to November 3, 2004 will not receive allocations or reallocations of interchange.

Group Excess Spread and Interchange Subgroup Excess Spread	The certificates initially will be included in the “Group One” group of series. The three-month rolling average Group Excess Spread Percentage, as defined below, was 4.57% for the Distribution Date in March 2007. The Group Excess Spread Percentage excludes the effects of interchange. The three-month rolling average Interchange Subgroup Excess Spread, as defined below, as an annualized percentage of the Series Investor Interest for all series entitled to interchange, was 7.88% for the Distribution Date in March 2007.

“Series Excess Spread” for a series or subseries is generally an amount equal to

• the total amount of finance charge collections, investment income, interchange and other similar collections allocable to such series or subseries for the prior calendar month, minus
This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

•	the total amount of interest and certain fees payable for such series or subseries and the amount of receivables allocable to such series or subseries that have been charged off as uncollectible for the prior calendar month.

“Group Excess Spread” for any Distribution Date is the sum of the Series Excess Spreads (modified as discussed below) for all series, including each subseries, in Group One. “Group Excess Spread Percentage” for any Distribution Date is a percentage calculated by multiplying:

•	twelve, by

•	the sum of the Series Excess Spreads (modified as discussed below) for all series, including each subseries, in Group One,

and then dividing the product by an amount equal to the sum of all investor interests for each series or subseries in Group One, in each case for the Distribution Date. For purposes of determining the Group Excess Spread and the Group Excess Spread Percentage, we will subtract interchange from the Series Excess Spread for each series or subseries that otherwise has positive Series Excess Spread. However, if this subtraction would cause the Series Excess Spread to be negative, Series Excess Spread for such series or subseries will be deemed to be zero.

“Interchange Subgroup Excess Spread” for any Distribution Date means the sum of:

•	all amounts deposited in the Group Interchange Reallocation Account for all series or subseries to which interchange is allocated, and

•	the Interchange Subgroup Allocable Group Excess Spread;

where “Interchange Subgroup Allocable Group Excess Spread” means, for any Distribution Date:

•	if the Group Excess Spread is positive or zero, an amount equal to the Group Excess Spread multiplied by the sum of the investor interests for each series or subseries in Group One to which interchange is allocated, divided by

•	an amount equal to the sum of all investor interests for each series or subseries in Group One;

and

•	if the Group Excess Spread is negative, an amount equal to the Group Excess Spread multiplied by the sum of the Series Excess Spreads for each series or subseries in Group One to which interchange is
This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

	allocated and for which the Series Excess Spread was negative, divided by

	•	an amount equal to the sum of the Series Excess Spreads for each series or subseries in Group One for which the Series Excess Spread was negative.

Rating of the Investor Certificates	The trust will only issue the certificates if Standard & Poor’s has rated the Class A Certificates “AAA” and the Class B Certificates at least “A” and Moody’s Investors Service, Inc. has rated the Class A Certificates “Aaa” and has rated the Class B Certificates at least “A2.”

ERISA Considerations	Discover Bank believes that employee benefit plans subject to ERISA may acquire Class A Certificates; however, advisers to these plans should consult their own counsel. Employee benefit plans subject to ERISA and entities whose assets are considered to be assets of an employee benefit plan subject to ERISA may not acquire the Class B Certificates.

Underwriting	It is anticipated that the underwriters named below will purchase from Discover Bank, as an allocation of the Class A and Class B Certificates, the respective percentages set forth opposite their names less underwriting discounts and commissions:

	Morgan Stanley & Co. Incorporated	75%
	Banc of America Securities LLC	5%
	Barclays Capital Inc.	5%
	Deutsche Bank Securities Inc.	5%
	Greenwich Capital Markets, Inc.	5%
	RBC Capital Markets Corporation	5%

	The underwriting discounts and commissions for the Class A Certificates are expected to be [__]% and the underwriting discounts and commissions for the Class B Certificates are expected to be [__]%. Each underwriter has advised Discover Bank that it expects the concession it offers certain dealers to be up to 60% of such discounts and commissions, and the underwriters may allow, and these dealers may reallow, a concession of up to 30% of such discounts and commissions to certain other dealers.

Listing	Discover Bank expects to list the certificates on the Official List of the Luxembourg Stock Exchange and to trade the certificates on the Euro MTF Market of the Luxembourg Stock Exchange, in accordance with the rules of the Luxembourg Stock Exchange, to facilitate trading in non-U.S. markets.

Additional/Updated Risk Factors	Risk factors other than or updated from those described in the documents incorporated by reference in this term sheet are described in Annex A.
This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

COMPOSITION AND HISTORICAL PERFORMANCE OF THE ACCOUNTS
     We have set forth information below about the Accounts that are part of the trust.
     Geographic Distribution. The Accounts that are part of the trust are not highly concentrated geographically. As of February 28, 2007, the following nine states had the largest Receivables balances and comprised over 50% of the Receivables:

Percentage of
State	Total Receivables
California	9.4%
Texas	8.8%
New York	6.8%
Florida	5.9%
Illinois	5.6%
Pennsylvania	4.9%
Ohio	4.6%
Michigan	3.7%
New Jersey	3.5%
Other States	46.8%

Total	100.0%

     Since the largest amounts of outstanding Receivables were with cardholders whose billing addresses were in California, Texas, New York, Florida, Illinois, Pennsylvania, Ohio, Michigan and New Jersey, adverse changes in the business or economic conditions in these states could have an adverse effect on the performance of the Receivables.
     Credit Limit Information. As of February 28, 2007, the Accounts had the following credit limits:

	Receivables	Percentage		Percentage
	Outstanding	of Total	Number of	of Total
Credit Limit	($000's)	Receivables	Accounts	Accounts

Less than or equal to $5,000.00	$4,315,331	12.1%	8,359,111	24.3%
$5,000.01 to $10,000.00	$12,683,244	35.4%	13,008,161	37.7%
$10,000.01 to $15,000.00	$14,512,153	40.5%	11,685,479	33.9%
Over $15,000.00	$4,283,669	12.0%	1,409,344	4.1%

Total	$35,794,397	100.0%	34,462,095	100.0%

The average credit limit as of February 28, 2007 was $8,882.
     Account Balance Information. As of February 28, 2007, the Accounts had the following balances:

	Receivables	Percentage		Percentage
	Outstanding	of Total	Number of	of Total
	($000's)	Receivables	Accounts	Accounts

Credit Balance	$(38,790)	(0.1)%	536,993	1.6%
No Balance	$—	0.0%	20,770,399	60.3%
$0.01 to $5,000.00	$13,954,906	39.0%	10,551,314	30.6%
$5,000.01 to $10,000.00.	$13,995,689	39.1%	1,971,195	5.7%
$10,000.01 to $15,000.00	$6,755,849	18.9%	567,308	1.6%
Over $15,000.00	$1,126,743	3.1%	64,886	0.2%

Total	$35,794,397	100.0%	34,462,095	100.0%

The average account balance as of February 28, 2007 was $2,426 (using 14,756,010 active Accounts for which cardmembers had a balance, a monetary transaction or an authorization within the past month).

This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

     Seasoning. As of February 28, 2007, 95.3% of the Accounts were at least 24 months old. The ages of the Accounts as of February 28, 2007 were distributed as follows:

	Percentage of	Percentage of
Age of Accounts	Total Accounts	Total Receivables

Less than 12 Months	1.9%	4.5%
12 to 23 Months	2.8%	3.9%
24 to 35 Months	3.3%	3.4%
36 to 47 Months	3.2%	3.1%
48 to 59 Months	5.1%	5.4%
60 Months and Greater	83.7%	79.7%

Total	100.0%	100.0%

     Delinquency Information. The Accounts in the trust have had the following delinquency statuses:

	As of February 28, 2007		As of December 31, 2006		As of December 31, 2005
	Receivables	Percentage of	Receivables	Percentage of	Receivables	Percentage of
	Outstanding	Total	Outstanding	Total	Outstanding	Total
	($000's)	Receivables	($000's)	Receivables	($000's)	Receivables

Total Receivables	$35,794,397	100.00%	$34,888,235	100.00%	$33,961,825	100.00%
Receivables Delinquent:
30 to 59 Days	$378,961	1.06%	$369,695	1.06%	$391,941	1.15%
60 to 89 Days	$270,126	0.75%	$268,684	0.77%	$258,519	0.76%
90 to 119 Days	$223,483	0.62%	$228,263	0.65%	$207,787	0.61%
120 to 149 Days	$204,207	0.57%	$194,385	0.56%	$176,535	0.52%
150 to 179 Days	$198,849	0.56%	$172,886	0.50%	$165,133	0.49%
Over 180 Days	$—	0.00%	$—	0.00%	$—	0.00%

Total Delinquent	$1,275,626	3.56%	$1,233,913	3.54%	$1,199,915	3.53%

	As of December 31, 2004		As of December 31, 2003
	Receivables	Percentage of	Receivables	Percentage of
	Outstanding	Total	Outstanding	Total
	($000's)	Receivables	($000's)	Receivables

Total Receivables	$35,519,347	100.00%	$35,323,197	100.00%

Receivables Delinquent:
30 to 59 Days	$493,062	1.39%	$699,204	1.98%
60 to 89 Days	$350,431	0.99%	$475,025	1.34%
90 to 119 Days	$302,349	0.85%	$388,064	1.10%
120 to 149 Days	$265,824	0.75%	$337,948	0.96%
150 to 179 Days	$243,226	0.68%	$306,901	0.87%
Over 180 Days	$—	0.00%	$—	0.00%

Total Delinquent	$1,654,892	4.66%	$2,207,142	6.25%

	As of February 28, 2007		As of December 31, 2006		As of December 31, 2005
		Percentage of		Percentage of		Percentage of
	Number of	Total	Number of	Total	Number of	Total
	Accounts	Accounts	Accounts	Accounts	Accounts	Accounts

Total Accounts	34,462,095	100.00%	32,971,762	100.00%	34,108,850	100.00%
Accounts Delinquent:
30 to 59 Days	75,194	0.22%	73,988	0.23%	82,952	0.24%
60 to 89 Days	47,547	0.14%	47,093	0.14%	48,878	0.14%
90 to 119 Days	36,392	0.10%	37,176	0.11%	37,168	0.11%
120 to 149 Days	31,838	0.09%	30,477	0.09%	30,377	0.09%
150 to 179 Days	29,794	0.09%	26,611	0.08%	27,249	0.08%
Over 180 Days	—	0.00%	—	0.00%	—	0.00%

Total Delinquent	220,765	0.64%	215,345	0.65%	226,624	0.66%

This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

	As of December 31, 2004		As December 31, 2003
	Number of	Percentage of	Number of	Percentage of
	Accounts	Total Accounts	Accounts	Total Accounts

Total Accounts	35,156,736	100.00%	33,950,472	100.00%
Accounts Delinquent:
30 to 59 Days	107,076	0.30%	150,528	0.44%
60 to 89 Days	68,046	0.19%	92,882	0.27%
90 to 119 Days	55,045	0.16%	71,891	0.21%
120 to 149 Days	46,593	0.13%	59,941	0.18%
150 to 179 Days	41,248	0.12%	52,720	0.16%
Over 180 Days	—	0.00%	—	0.00%

Total Delinquent	318,008	0.90%	427,962	1.26%

Distribution of the Accounts by FICO Score
     FICO Credit Score Information. As of February 28, 2007, the Accounts had the following FICO scores:

	Receivables
	Outstanding	Percentage of
FICO Credit Score Range	($000)	Total Receivables
No Score	$343,500	0.96%
Less than 600	$4,301,332	12.02%
600 to 659	$5,337,327	14.91%
660 to 719	$11,686,706	32.65%
720 and above	$14,125,532	39.46%

Total	$35,794,397	100.00%

Summary Historical Performance of the Accounts
     The information below about the performance of the trust Accounts for historical periods reflects only the performance of Accounts that were designated for the trust during the specified time period and has not been restated to reflect the performance of Accounts added after such time period. Accordingly, such information does not fully reflect the historical performance of the Accounts currently comprising the trust Accounts. The performance information included in this section is generally consistent with the type of performance information that will be provided in the monthly certificateholders statement.
     Summary Yield Information. The annualized monthly yield for the Accounts is calculated by dividing the monthly finance charges by beginning monthly principal receivables multiplied by twelve. Monthly finance charge collections include periodic finance charges, cash advance item charges, late fees, overlimit fees and other fees, all net of write-offs. Recoveries received with respect to Receivables in the trust that have been charged off as uncollectible, including the proceeds of charged-off receivables that Discover Bank has removed from the trust, are included in the trust and are treated as Finance Charge Collections. Discover Bank allocates, to the extent applicable for any series issued on or after November 3, 2004, interchange, which is treated similarly to finance charges. The aggregate yield is the average of the monthly annualized yields for each period shown. The aggregate yield for the Accounts is summarized as follows:

	Two Months Ended
Aggregate Yields	February 28,	Twelve Months Ended December 31,
	2007	2006	2005	2004	2003

Finance Charges and Fees (Excluding Recoveries and Interchange)($000)	$948,699	$5,229,147	$5,002,729	$5,323,969	$5,534,492
Yield Excluding Recoveries and Interchange	16.10%	16.43%	15.25%	15.45%	15.85%
Yield Excluding Recoveries and Including Interchange	18.97%	19.91%	18.35%	18.76%	15.85%
Gross Yield Including Recoveries and Interchange	19.88%	20.90%	19.44%	19.66%	16.67%
     After November 30, 2003, when we refer to yield excluding recoveries and interchange, we are excluding only recoveries related to the charge-off of principal, but are including recoveries related to finance charge and fee write-offs. These finance charge and fee recoveries were previously reflected in net charge-offs, but net charge-offs now includes only charge-offs and recoveries of principal. See the chart “Summary Charge-Off Information.” For purposes of the Pooling and Servicing Agreement, all recoveries of principal as well as recoveries of finance charges and fees are treated as Finance Charge Collections, and are reflected in

This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

percentages set forth in the row of the table titled “Gross Yield Including Recoveries and Interchange.” The certificates of this Series 2007-2 will be eligible to receive allocations and reallocations of interchange received by the trust in accordance with the terms of the series supplement. Other certificates issued after this series may also be eligible to receive allocations and reallocations of interchange if so provided in their respective series supplements. Certificates issued prior to November 3, 2004 receive no allocations or reallocations of interchange, therefore, interchange is only reflected in the yields above beginning November 2004.
     Summary Charge-Off Information. The annualized monthly charge-off rates for the Accounts are calculated by dividing the monthly principal charge-offs by beginning monthly principal receivables multiplied by twelve. The aggregate charge-off percentages expressed below are the average of the annualized monthly charge-off rates for each period shown. The Accounts have had the following aggregate charge-off amounts and aggregate charge-off percentages:

	Two Months Ended
	February 28,	Twelve Months Ended December 31,
	2007	2006	2005	2004	2003
Gross Principal Charge-offs ($000)	$291,462	$1,507,862	$2,286,570	$2,463,519	$2,742,942
Net Principal Charge-offs ($000)	$237,970	$1,192,380	$1,931,329	$2,153,434	$2,456,316
Gross Principal Charge-off Rates	4.95%	4.73%	6.97%	7.15%	7.85%
Net Principal Charge-off Rates	4.04%	3.74%	5.89%	6.25%	7.03%
     Prior to December 1, 2003 net charge-offs included recoveries related to finance charge and fee write-offs. After November 30, 2003, we excluded recoveries related to finance charge and fee write-offs from net charge-offs. Net charge-offs reflect only recoveries of principal after November 30, 2003.
     Summary Payment Rate Information. The monthly payment rate for the Accounts is calculated by dividing monthly collections by the Receivables in the Accounts as of the beginning of the month. The average monthly payment rate for each period shown is calculated by dividing the sum of individual monthly payment rates by the number of months in the period. The Accounts have had the following historical monthly payment rates:

	Two Months Ended
	February 28,	Twelve Months Ended December 31,
	2007	2006	2005	2004	2003
Lowest Monthly Payment Rate.	19.73%	20.29%	18.99%	18.19%	16.60%
Highest Monthly Payment Rate	22.52%	22.87%	21.33%	20.07%	18.96%
Average Monthly Payment Rate	21.13%	21.81%	20.59%	19.27%	18.15%
     Minimum Monthly Payment and Full Balance Payment Rates. Discover Bank calculates the monthly rate of cardmembers that made only the contractual monthly minimum payment due as a percentage of the total Accounts as of the beginning of the month. Discover Bank calculates the monthly rate of cardmembers that paid their full balance due as a percentage of the total Accounts as of the beginning of the month. The rates below are the average of monthly rates for the period shown.

	Two Months Ended	Twelve Months Ended
	February 28, 2007	December 31, 2006
Minimum Monthly Payment Rate	4.25%	4.05%
Full Balance Payment Rate	14.02%	14.47%
     Balance Reductions. The Accounts in the trust may have balance reductions granted for a number of reasons, including merchandise refunds, returns, and fraudulent charges. As of the two months ended February 28, 2007, the average monthly balance reduction rate for the Accounts in the trust attributable to such returns and cardmember fraud was 0.60%.

This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

COMPOSITION AND HISTORICAL PERFORMANCE
OF THE DISCOVER CARD PORTFOLIO
     As of February 28, 2007 the Discover Card portfolio was comprised of 41.9 million Discover Card accounts with approximately 18.3 million active accounts. We have set forth information below about the accounts that comprise the Discover Card portfolio.
Composition and Distribution of the Discover Card Portfolio
     Geographic Distribution. The Discover Card portfolio is not highly concentrated geographically. As of February 28, 2007, the following nine states comprised at least 50% of the receivables balances:

Percentage of Total
State	Receivables

California	9.6%
Texas	8.5%
New York	6.8%
Florida	5.9%
Illinois	5.5%
Pennsylvania	4.8%
Ohio	4.5%
Michigan	3.7%
New Jersey	3.6%
Other States	47.1%

Total	100.0%

     Since the largest amounts of outstanding receivables were with cardholders whose billing addresses were in California, Texas, New York, Florida, Illinois, Pennsylvania, Ohio, Michigan and New Jersey, adverse changes in the business or economic conditions in these states could have an adverse effect on the performance of the receivables.
     Credit Limit Information. As of February 28, 2007, the accounts in the Discover Card portfolio had the following credit limits:

	Receivables	Percentage		Percentage
	Outstanding	of Total	Number of	of Total
Credit Limit	($000’s)	Receivables	Accounts	Accounts
Less than or equal to $5,000.00	$6,562,591	14.2%	11,520,733	27.5%
$5,000.01 to $10,000.00.	$17,972,447	39.0%	16,215,775	38.7%
$10,000.01 to $15,000.00	$16,536,819	35.8%	12,537,811	30.0%
Over $15,000.00	$5,059,346	11.0%	1,579,220	3.8%

Total	$46,131,203	100.0%	41,853,539	100.0%

     Seasoning. As of February 28, 2007, 88.7% of the accounts in the Discover Card portfolio were at least 24 months old. The ages of accounts in the Discover Card portfolio as of February 28, 2007 were distributed as follows:

	Percentage	Percentage
	of Total	of Total
Age of Accounts	Accounts	Receivables
Less than 12 Months	5.9%	12.5%
12 to 23 Months	5.4%	7.1%
24 to 35 Months	5.4%	5.3%
36 to 47 Months	4.1%	3.8%
48 to 59 Months	5.6%	5.5%
60 Months and Greater	73.6%	65.8%

Total	100.0%	100.0%

This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

     Summary Current Delinquency Information. As of February 28, 2007, the accounts in the Discover Card portfolio had the following delinquency statuses:

	Receivables	Percentage
	Outstanding	of Total
	($000’s)	Receivables

Total Receivables	$46,131,203	100.0%

Receivables Delinquent:

30 to 59 Days	$452,135	1.0%

60 to 89 Days	$324,781	0.7%

90 to 119 Days	$268,838	0.6%

120 to 149 Days	$245,762	0.5%

150 to 179 Days	$238,037	0.5%

Over 180 Days	$0	0.0%

Total Delinquent	$1,529,553	3.3%

Summary Historical Performance of the Discover Card Portfolio
     Summary Historical Receivable Information. The accounts in the Discover Card portfolio generated the following receivables:

	As of February 28,	As of November 30,
	2007	2006	2005	2004

Total Receivables Balance of the Discover Card Portfolio ($000)	$46,131,203	$45,615,756	$44,241,675	$45,662,929
     Summary Yield Information. Discover Bank calculates the monthly yield for the Discover Card portfolio by dividing the monthly finance charges billed by beginning monthly balance multiplied by twelve. Monthly finance charges include periodic finance charges, cash advance item charges, late fees, overlimit fees and other miscellaneous fees, all net of write-offs. Discover Bank also allocates to investors recoveries and, to the extent applicable, interchange, which are treated similarly to finance charges. The aggregate yield is the average of monthly yields annualized for each period shown. The annualized aggregate yield for the Discover Card portfolio is summarized as follows:

	Three Months Ended	Twelve Months Ended
	February 28,	November 30,
Aggregate Yields	2007	2006	2005	2004

Yield Excluding Recoveries and Interchange	14.66%	14.64%	13.81%	14.16%

Yield Including Recoveries and Excluding Interchange	15.50%	15.61%	14.72%	14.98%

Yield from Interchange	2.96%	3.07%	2.77%	2.56%

This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

     Summary Charge-Off Information. The aggregate charge-off percentages expressed below are the average of the monthly annualized charge-off percentages for each period shown. The accounts in the Discover Card portfolio have had the following historical aggregate charge-off amounts and aggregate charge-off percentages:

	Three Months	Twelve Months
	Ended February 28,	Ended November 30,
	2007	2006	2005	2004
Gross Principal Charge-offs ($000)	$543,616	$2,108,075	$2,774,016	$3,122,182

Net Principal Charge-offs ($000)	$445,977	$1,750,962	$2,368,120	$2,752,198

Gross Principal Charge-off Rates	4.65%	4.93%	6.20%	6.94%

Net Principal Charge-off Rates	3.82%	3.96%	5.30%	6.12%
     Prior to December 1, 2003 net charge-offs included recoveries related to finance charge and fee write-offs. After November 30, 2003, we excluded recoveries related to finance charge and fee write-offs from net charge-offs, which reflects only recoveries of principal. Net charge-offs reflect only recoveries of principal after November 30, 2003. See “Summary Yield Information.”
     Summary Payment Rate Information. Discover Bank calculates the monthly payment rate by dividing monthly cardmember remittances by the cardmember receivable balance outstanding as of the beginning of the month. Discover Bank calculates the average monthly payment rate for a period by dividing the sum of individual monthly payment rates for the period by the number of months in the period. The accounts in the Discover Card portfolio have had the following historical payment rates:

	Three Months	Twelve Months
	Ended February 28,	Ended November 30,
	2007	2006	2005	2004
Lowest Monthly Payment Rate	18.42%	18.82%	17.82%	17.15%

Highest Monthly Payment Rate	20.41%	21.18%	19.89%	18.91%

Average Monthly Payment Rate	19.61%	19.95%	19.21%	18.20%

This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

This material was prepared by sales, trading, banking or other non-research personnel of one of the following: Discover Bank or Morgan Stanley & Co. Incorporated, Morgan Stanley & Co. International Limited, Morgan Stanley Japan Limited and/or Morgan Stanley Dean Witter Asia Limited (together with their affiliates, hereinafter “Morgan Stanley”). This material was not produced by a Morgan Stanley research analyst, although it may refer to a Morgan Stanley research analyst or research report. Unless otherwise indicated, these views (if any) are the author’s and may differ from those of the Morgan Stanley fixed income or equity research department or others in the firm.
This material may have been prepared by or in conjunction with Morgan Stanley trading desks that may deal as principal in or own or act as market maker or liquidity provider for the securities/instruments (or related derivatives) mentioned herein. The trading desk may have accumulated a position in the subject securities/instruments based on the information contained herein. Trading desk materials are not independent of the proprietary interests of Morgan Stanley, which may conflict with your interests. Morgan Stanley may also perform or seek to perform investment banking services for the issuers of the securities and instruments mentioned herein.
This material is not a solicitation to participate in any trading strategy, and is not an offer to sell any security or instrument or a solicitation of an offer to buy or sell any security or instrument in any jurisdiction where the offer, solicitation or sale is not permitted. Unless otherwise set forth in this material, any securities referred to in this material may not have been registered under the U.S. Securities Act of 1933, as amended, and, if not, may not be offered or sold absent an exemption therefrom. Recipients are required to comply with any legal or contractual restrictions on their purchase, holding, sale, exercise of rights or performance of obligations under any securities/instruments transaction.
The securities/instruments discussed in this material may not be suitable for all investors. Other recipients should seek independent investment advice prior to making any investment decision based on this material. This material does not provide individually tailored investment advice or offer tax, regulatory, accounting or legal advice. Prior to entering into any proposed transaction, recipients should determine, in consultation with their own investment, legal, tax, regulatory and accounting advisors, the economic risks and merits, as well as the legal, tax, regulatory and accounting characteristics and consequences, of the transaction. You should consider this material as only a single factor in making an investment decision.
Options are not for everyone. Before purchasing or writing options, investors should understand the nature and extent of their rights and obligations and be aware of the risks involved, including the risks pertaining to the business and financial condition of the issuer and the security/instrument. A secondary market may not exist for these securities. For Morgan Stanley customers who are purchasing or writing exchange-traded options, please review the publication ‘Characteristics and Risks of Standardized Options,’ which is available from your account representative.
The value of and income from investments may vary because of changes in interest rates, foreign exchange rates, default rates, prepayment rates, securities/instruments prices, market indexes, operational or financial conditions of companies or other factors. There may be time limitations on the exercise of options or other rights in securities/instruments transactions. Past performance is not necessarily a guide to future performance. Estimates of future performance are based on assumptions that may not be realized. Actual events may differ from those assumed and changes to any assumptions may have a material impact on any projections or estimates. Other events not taken into account may occur and may significantly affect the projections or estimates. Certain assumptions may have been made for modeling purposes only to simplify the presentation and/or calculation of any projections or estimates, and Morgan Stanley does not represent that any such assumptions will reflect actual future events. Accordingly, there can be no assurance that estimated returns or projections will be realized or that actual returns or performance results will not materially differ from those estimated herein. Some of the information contained in this document may be aggregated data of transactions in securities or other financial instruments executed by Morgan Stanley that has been compiled so as not to identify the underlying transactions of any particular customer.
Notwithstanding anything herein to the contrary, Discover Bank, Morgan Stanley and each recipient hereof agree that they (and their employees, representatives, and other agents) may disclose to any and all persons, without limitation of any kind from the commencement of discussions, the U.S. federal and state income tax treatment and tax structure of the transaction and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to the tax treatment and tax structure. For this purpose, “tax structure” is limited to facts relevant to the U.S. federal and state income tax treatment of the transaction and does not include information relating to the identity of the parties, their affiliates, agents or advisors
In the UK, this communication is directed in the UK to those persons who are market counterparties or intermediate customers (as defined in the UK Financial Services Authority’s rules). In Japan, this communication is directed to the sophisticated institutional investors as defined under the Foreign Broker Dealer Law of Japan and the ordinances thereunder. The trademarks and service marks contained herein are the property of their respective owners.
This material may not be sold or redistributed without the prior written consent of Morgan Stanley.

ANNEX A
Additional/Updated Risk Factors
The following “Risk Factors” have been updated as follows:
Payments, Generation of Receivables and Maturity
          Cardmembers may pay the receivables at any time and in any pattern, and they may decide not to create additional receivables in their accounts. Cardmembers’ credit use and payment patterns may change because of many social, legal and economic factors, including the rate of inflation and relative interest rates offered for various types of loans, and legislative changes. Discover Bank’s ability to compete in the credit card industry at any point in time will affect how cardmembers pay existing receivables and how they generate new receivables that Discover Bank can convey to the trust. Generation of fewer receivables will likely reduce the amount of interchange allocable to the trust. In addition, if convenience use increases — more cardmembers pay their receivables within the grace period to avoid all finance charges on purchases of merchandise and services — then the effective yield on the receivables in the trust might decrease. Conversely, the terms governing the accounts require only a minimum monthly payment, and if cardmembers repay a smaller percentage of their balances than they currently repay each month, the trust may not be able to make scheduled principal payments to you on a timely basis. A cardmember’s ability to repay Discover Bank can be negatively impacted by changes in their payment obligations under nontraditional or non-conforming mortgage loans, including subprime loans. Such changes can result from changes in economic conditions including increases in base lending rates upon which payment obligations are based, which in turn, could adversely impact the ability of cardmembers to meet their payment obligations to other lenders and Discover Bank and could result in higher credit losses in Discover Bank’s portfolio. Heightened levels of consumer debt, large numbers of personal bankruptcies, or a weakened national or regional economy may cause increases in delinquencies in, and charge-offs of, the receivables in the trust. For example, certain regional events, such as hurricanes that strike coastal regions, may negatively affect levels of general purpose credit card loans, related interest and fee revenue of the accounts in the trust arising from such affected region. For geographic information regarding receivables in the trust, see “The Accounts — Current Composition and Distribution of the Accounts.” Moreover, terrorist acts against the United States or other nations, the commencement of hostilities between the United States and a foreign nation or nations or natural disasters could have a direct impact on the timing and amount of payments on your certificates. Credit quality, cardmember behavior and other factors, including Discover Bank’s ability to waive or change fee terms, may decrease fees. Any delay in the trust’s payment of principal with respect to your series will extend the period during which charged-off receivables may be allocated to your certificates.
Consumer Protection Laws and Regulations
          Discover Bank must comply with federal and state consumer protection laws, regulations and guidance in connection with making and enforcing consumer loans such as credit card loans, including the loans in the trust. These laws, regulations and related guidance and applications or interpretations thereof, including any changes thereto, could adversely affect Discover Bank’s ability to generate new receivables, to collect on the receivables in the trust or to maintain previous levels of monthly periodic finance charges. Discover Bank can make no assurances about the outcome or impact of laws, regulations and guidance or changes therein, on its financial position. If Discover Bank does not comply with these laws, regulations and guidance, it may not be able to collect the receivables. These laws, regulations and guidance will also apply to any other servicer of the receivables, with the same possible effects. Discover Bank has agreed that if:
•	it has not complied in all material respects with the legal requirements that applied to its creation of a receivable included in the trust,

•	it does not cure its noncompliance in a specified period of time, and

•	the noncompliance has a material adverse effect on the trust’s interest in all of the receivables in the trust,
          Discover Bank will purchase all receivables in the affected accounts. Discover Bank does not anticipate that the trustee will examine the receivables or the records relating to the receivables to determine whether they have legal defects or for any other purpose.
          Also, in response to industry-wide regulatory guidance, Discover Bank has increased minimum payment requirements on certain credit card loans and modified our overlimit fee policies and procedures to stop charging such fees for accounts meeting specific criteria, which have impacted, and Discover Bank believes will continue to negatively impact, balances of credit card loans and related interest and fee revenue and charge-offs. Discover Bank cannot predict whether any additional or similar regulatory changes will occur in the future.
          Members of Congress are currently holding hearings on certain practices in the credit card industry, including those relating to grace periods, billing methods, interest rates and fees. It is not clear at this time whether new limitations on credit card practices will be adopted by Congress or at the state level and, if adopted, what impact such new limitations would have on Discover Bank. In addition, the laws governing bankruptcy and debtor relief could also change, making it more expensive or more difficult for Discover Bank to collect from our cardmembers. Also, Congress may move to further regulate holding companies that own depository institutions, such as Discover Bank, which could result in additional complexity and expense. Furthermore, various federal and state agencies and standard-setting bodies may, from time to time, enact new or amend existing accounting rules or standards that could impact the master trust’s performance.